UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

MINDBODY, Inc.

(Name of Issuer)

CLASS A COMMON STOCK, $0.000004 PAR VALUE PER SHARE

(Title of Class of Securities)

60255W105

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60255W105	SCHEDULE 13G/A	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS W Capital Partners III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 168,642
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 168,642
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,642
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

The percent of class was calculated based on 45,535,268 shares of Class A Common Stock outstanding as of January 2, 2019, as disclosed in the Issuer’s Preliminary Proxy Statement filed with the Securities and Exchange Commission on January 9, 2019.

CUSIP No. 60255W105	SCHEDULE 13G/A	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS WCP GP III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 168,642 (1)
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 168,642 (1)
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,642 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4% (2)
12.	TYPE OF REPORTING PERSON PN

(1)

Represents 168,642 shares of Class A Common Stock held directly by W Capital Partners III, L.P. WCP GP III, L.P. is the sole general partner of W Capital Partners III, L.P., and may be deemed to beneficially own the shares of stock held directly by W Capital Partners III, L.P.

(2)

The percent of class was calculated based on 45,535,268 shares of Class A Common Stock outstanding as of January 2, 2019, as disclosed in the Issuer’s Preliminary Proxy Statement filed with the Securities and Exchange Commission on January 9, 2019.

CUSIP No. 60255W105	SCHEDULE 13G/A	Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS WCP GP III, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 168,642 (1)
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 168,642 (1)
	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,642 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4% (2)
12.	TYPE OF REPORTING PERSON OO

(1)

Represents 168,642 shares of Class A Common Stock held directly by W Capital Partners III, L.P. WCP GP III, LLC is the sole general partner of WCP GP III, L.P., which is the sole general partner of W Capital Partners III, L.P., and may be deemed to beneficially own the shares of stock held directly by W Capital Partners III, L.P.

(2)

The percent of class was calculated based on 45,535,268 shares of Class A Common Stock outstanding as of January 2, 2019, as disclosed in the Issuer’s Preliminary Proxy Statement filed with the Securities and Exchange Commission on January 9, 2019.

CUSIP No. 60255W105	SCHEDULE 13G/A	Page 5 of 7 Pages

Item 1.		Issuer

	(a)	Name of Issuer:

MINDBODY, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

4051 Broad Street, Suite 220 San Luis Obispo, California 93401

Item 2.		Filing Person

	(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i) W Capital Partners III, L.P., a Delaware limited partnership;

(ii)  WCP GP III, L.P., a Delaware limited partnership; and

(iii)  WCP GP III, LLC, a Delaware limited liability company

The address of the principal business office of each of the reporting persons is 400 Park Avenue, Suite 910, New York, New York 10022.

	(d)	Title of Class of Securities:

Class A Common Stock, $0.000004 par value per share, (the “Common Stock”)

	(e)	CUSIP Number:

60255W105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 60255W105	SCHEDULE 13G/A	Page 6 of 7 Pages

Item 4.	Ownership.

	(a) and (b)	Amount beneficially owned:

(i) W Capital Partners III, L.P. directly owns 168,642 shares of Class A Common Stock, which represents approximately 0.4% of the outstanding shares of Class A Common Stock.

(ii)  WCP GP III, L.P. is the sole general partner of W Capital Partners III, L.P., and may be deemed to beneficially own 168,642 shares of Class A Common Stock, which represents approximately 0.4% of the outstanding shares of Class A Common Stock.

(iii)  WCP GP III, LLC is the sole general partner of WCP GP III, L.P., which is the sole general partner of W Capital Partners III, L.P., and may be deemed to beneficially own 168,642 shares of Class A Common Stock, which represents approximately 0.4% of the outstanding shares of Class A Common Stock.

	(c)	Number of shares as to which such person has:

	Number of Shares of Class A Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
W Capital Partners III, L.P.	168,642	-0-	168,642	-0-
WCP GP III, L.P.	168,642	-0-	168,642	-0-
WCP GP III, LLC	168,642	-0-	168,642	-0-

(i) Sole power to vote or direct the vote

(ii) Shared power to vote or to direct the vote

(iii) Sole power to dispose or to direct the disposition of

(iv) Shared power to dispose or to direct the disposition of

The percent of class was calculated based on 45,535,268 shares of Class A Common Stock outstanding as of January 2, 2019, as disclosed in the Issuer’s Preliminary Proxy Statement filed with the Securities and Exchange Commission on January 9, 2019.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certification . Not applicable.

CUSIP No. 60255W105	SCHEDULE 13G/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 2019

W CAPITAL PARTNERS III, L.P.

By: WCP GP III, L.P., its General Partner
By: WCP GP III, LLC, its General Partner

By:	/s/ David Wachter
Name: David Wachter
Title: Managing Member

WCP GP III, L.P.

By: WCP GP III, LLC, its General Partner

By:	/s/ David Wachter
Name: David Wachter
Title: Managing Member

WCP GP III, LLC

By:	/s/ David Wachter
Name: David Wachter
Title: Managing Member